

April 11, 2014

Via E-mail
Robert M. Knight, Jr.
Executive Vice President Finance and Chief Financial Officer
Union Pacific Corporation
1400 Douglas Street
Omaha, NE 68179

> **Re:** **Union Pacific Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2013**
> **Filed February 7, 2014**
> **File No. 001-06075**

Dear Mr. Knight:

We have reviewed your filing and have the following comments. Our comments ask you to provide us with information so we may better understand your disclosures.

Please respond to this letter within ten business days by confirming that you will revise your document in future filings and providing the requested information. If you do not believe our comments applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Management's Discussion and Analysis, page 23

Operating Expenses, page 29

Depreciation, page 30

1. We note your disclosure that recent depreciation studies allowed you to use longer estimated service lives for certain equipment, which partially offset the impact of a higher depreciable asset base resulting from larger capital spending in recent years. Please tell us the equipment for which estimated service lives was changed, the original service lives and the revised service lives, and quantify for us and in future filings the impact of such changes on depreciation recognized.

Note 14 Debt, page 75

Debt Exchange, page 77

2. We note that you accounted for the exchange of $1,170 million of various outstanding notes and debentures due between 2016 and 2040 for $439 million of 3.646% notes due February 15, 2024 and $700 million of 4.821% notes due February 1, 2044 as a debt exchange as you believe the exchanged debt instruments are not considered to be substantially different. From the table on page 77, it appears that the term of the various exchanged notes and debentures are different than the terms of the new 3.646% notes due February 15, 2024 and $700 million 4.821% notes due February 1, 2044. Please provide to us your analysis of the exchange under ASC 470-50-40-10 and 11 to support your conclusion that the exchanged debt instruments are not substantially different.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Patrick Kuhn at (202) 551-3308 or me at (202) 551-3380 with any questions.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief